Exhibit 3.1

Text of the Amendment to the Amended and Restated Bylaws of the Company

The text of the amendment to Article V, Sections 5.1 and 5.6 of the Amended and Restated Bylaws of the Company reads as follows:

5.1	Designation. The officers of the Company appointed by the Board of Directors (or in the case of the Executive Chairman and Chief Executive Officer, designated in accordance with Section 9.1) shall be an Executive Chairman*, a Chief Executive Officer, a Chief Financial Officer, a General Counsel, and may also include one or more Executive Vice Presidents, one or more Vice Presidents, one or more Chief Operating Officers, a Special Counsellor to the Executive Chairman and General Counsel for the Materials Business, a Secretary, a Treasurer and a Controller. The Board of Directors also may elect or appoint, or provide for the appointment of, and, if delegated to the Chief Executive Officer, the Chief Executive Officer also may elect or appoint, such other officers, assistant officers (including, without limitation, one or more Assistant Treasurers, one or more Assistant Secretaries and one or more Assistant Controllers) and agents as may from time to time appear necessary or advisable in the conduct of the business and affairs of the Company.

*	(provided, however, if a non-employee is designated as Executive Chairman they shall not serve as an executive officer)

5.6	Executive Chairman. The Executive Chairman shall be the chairman of, and report to, the Board of Directors and shall have lead responsibility for chairing the Board of Directors. As an executive officer of the Company*, the Executive Chairman shall report to the Board of Directors and shall (i) be jointly responsible for the corporate-wide synergies of the Company, together with the Chief Executive Officer, and in consultation with James R. Fitterling (or his successor), (ii) have responsibility for the agenda and schedule of all meetings of the Board of Directors, in consultation with the Chief Executive Officer and (iii) be primarily responsible for the external representation of the Company with all stakeholders, other than with respect to investor relations matters, which shall be the responsibility of the Chief Executive Officer, and with respect to media relations matters, which shall be the joint responsibility of the Executive Chairman and the Chief Executive Officer. The Executive Chairman shall be directly responsible for (x) the annual strategic plans for the Company’s material science business, consisting of the businesses of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) set forth on Exhibit 5.6(a) (the “Materials Business”) and (y) the establishment, execution and achieving of synergies at the Materials Business level, in each case with the assistance of the Chief Executive Officer. The Executive Chairman shall also be (a) directly responsible for the establishment, integration and operation of the Materials Business, and (b) jointly responsible, together with the Chief Executive Officer, for evaluating new value-creating opportunities for the Company’s specialty products business, consisting of the businesses of Dow and DuPont set forth on Exhibit 5.6(b) (the “Specialty Business). The Executive Chairman shall have all such other powers and perform such other duties as may be assigned by the Board of Directors from time to time.

*	(provided, however, if a non-employee is designated as Executive Chairman they shall not serve as an executive officer)